SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of October, 2005

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
 (Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 5, 2005

Banco Latinoamericano de Exportaciones, S.A.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Calls Special Meeting of Stockholders to Approve
Amended and Restated Articles of Incorporation

Panama City, Republic of Panama, October 4, 2005 - Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX), announced today that it will hold a special stockholders meeting on November 7, 2005, to approve amended and restated Articles of Incorporation.

The meeting will be held at Bladex’s headquarters at Calle 50 and Aquilino de la Guardia, Panama City, Republic of Panama, at 11:30 a.m., (local time). Stockholders of record as of September 29, 2005 will be entitled to vote.

The proposed amendments to the institution’s Articles of Incorporation are beneficial to the Bank and its stockholders because they (1) broaden the scope of the Bank’s business activities to encompass a wider range of financial services in support of foreign trade and economic development in Latin America, and (2) update the Articles of Incorporation consistent with best practices related to corporate governance and shareholders’ rights for exchange listed companies.

Jaime Rivera, Bladex’s CEO, stated, “The proposed amendments relate to changes to corporate provisions that date back to the early 1980’s.  The changes will bring Bladex up to the best of today’s global standards for governance and shareholder rights.  Additionally, the proposed expansion of the Bank’s defined service offering will reinforce our ability to compete in the markets of the future.  The new name being proposed for the Bank, Banco Latinoamericano de Comercio Exterior, or Foreign Trade Bank of Latin America, bears a closer relationship to Bladex’s expanding role.”

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

A Form 6-K with detailed information has been filed with The United States Securities and Exchange Commission, and can be found at www.blx.com.

For further information, please contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Carlos Yap S., Senior Vice President – Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com

-or-

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Luisa L. de Polo
Tel.: (507) 210-8667, E-mail: lpolo@blx.com